A meeting of the shareholders of the CitiStreet Fund, Inc. was held on December 1, 2005 and adjourned to December 22, 2005, and then adjourned to January 5, 2006. The voting results are as follows:

Proposal 1

To approve an investment management agreement between the Company's on behalf of its funds (the 'Funds') and the current investment manager, CitiStreet Funds Management LLC.

			For		Against		Abstain
Small Company Stock 	63,053,871.250	2,802,577.434	5,142,180.580
Large Company Stock	58,972,205.623	1,540,746.272	4,633,421.907
International Stock	61,812,689.866	1,437,183.316	5,571,998.246
Diversified Bond	48,015,976.036	943,425.943	4,054,373.970


Proposal 2

To approve investment subadvisory agreements with SSgA Funds
Management.

			For		Against		Abstain
Small Company Stock	61,149,035.473	3,693,062.078	6,156,531.713
Large Company Stock	56,502,782.731	3,114,625.638	5,528,965.433
International Stock	59,765,005.615	2,484,396.203	6,572,469.610
Diversified Bond	46,398,919.203	1,903,399.672	4,711,457.074


Proposal 3

To approve an investment subadvisory agreement with Salomon Brothers Asset Management Inc for the Diversified Bond Fund.

			For		Against		Abstain
Diversified Bond	46,891,171.780	1,727,208.954	4,395,395.215


Proposal 4

To approve an investment subadvisory agreement with Smith Barney
Fund Management LLC for the Large Company Stock Fund.

			For		Against		Abstain
Large Company Stock	57,938,881.000	2,287,883.827	4,919,608.975

Proposal 5

To elect as Hugh C. McHaffie as a Director of the Company.

Affirmative		Withhold
242,838,498.045		15,142,152.398

To elect as Ross Jones as a Director of the Company.

Affirmative		Withhold
242,891,759.076		15,088,891.367